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                            SHARE PURCHASE AGREEMENT

     This Agreement is made as of the 3rd day of November, 1998 between Sun Life Assurance Company of Canada, a Canadian company ("Sun Life"), and Sun Capital Money Market Fund (the "Fund"), a series of Sun Capital Advisers Trust, a Delaware business trust (the "Trust"). The Trust is a diversified open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act").

     WHEREAS, the Fund wishes to sell to Sun Life and Sun Life wishes to purchase from the Fund $40,000 of shares of beneficial interest of the Fund (40,000 shares) at a purchase price of $1.00 per share (collectively, the "Shares"); and

     WHEREAS, Sun Life is purchasing the Shares for the purpose of providing a portion of the initial capitalization of the Trust as required by the 1940 Act;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Simultaneously with the execution of this Agreement, Sun Life is delivering to the Fund funds in the amount of $40,000 in full payment for the Shares.

     2. Sun Life agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

     Executed as of the date first set forth above.

                         SUN LIFE ASSURANCE COMPANY OF CANADA


                              /s/ Robert P. Vrolyk      /s/ Richard Gordon
                              --------------------      ------------------
                         By:  Robert P. Vrolyk          Richard Gordon
                         Its: Vice President            Vice President

                         SUN CAPITAL ADVISERS TRUST
                              on behalf of Sun Capital Money Market Fund


                              /s/ James M.A. Anderson
                              -----------------------
                         By:  James M.A. Anderson
                         Its: President